December 23, 2010

VIA EDGAR AND UPS OVERNIGHT

Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	ZYTO Corp
Filing of Registration Statement on Form 10-12G
File No. 000-54170

Dear Mr. Mancuso:

On behalf of ZYTO Corp (the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2010 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10-12G (the “Registration Statement”), which was filed on November 3, 2010. Amendment No. 1 was filed on December 3, 2010.

The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment; page numbers in each Section heading are quoted directly from the comments from the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement.

General

1.
Please not that this filing will become effective automatically by operation of law 60 days after the date you initially filed it.  If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding.  You could then refile when you are prepared to resolve the comments.  Please file your request for withdrawal before the automatic effectiveness date.

Response:
The Company anticipates requesting withdrawal of the Registration Statement should we not receive approval from the Commission on or before January 2, 2011.

Zyto Technology, page 5

Mr. Russell Mancuso
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 23, 2010

2.
We note your revised disclosure in the sixth paragraph on page 7 in response to prior comment 2; however, your disclosure does not explain how the linking process operates. We therefore reissue prior comment 2 exclusive of the second bullet point.

Response:
The Company has revised the disclosure on page 7 to in response to the Staff’s comment.

3.	We note your revised disclosure on page 8 indicating that the Tower outputs an	electromagnetic non-radiating wave. With a view to possible disclosure, please tell us:

•	whether and how electromagnetic non-radiating wave output from the Tower is measured;
•	whether the technology is subject to Federal Communications Commission regulation; and
•	whether there are any health or environmental safety concerns with this technology.

Response:
The Company has revised the disclosure on page 9 in response to the Staff’s comment.

4.	We note your revised disclosure on page 8 in response to prior comment 4. Please revise to explain the meaning of the term “GSR.”

Response:
The Company has revised the disclosure on page 8 to in response to the Staff’s comment.

FDA Approval and Regulation, page 8

5.
We note your revised disclosure on page 9 in response to prior comment 5 that you do not have written or verbal consents from Ms. Hawker or Underwriters Laboratories to use their correspondence in your filing.  With a view toward disclosure, please tell us whether you sought the consent of either of these sources to include their correspondence.  Further, tell us how you have ensured that the opinions expressed in the correspondence reflect the present views of the experts cited.  In this regard, Exhibit 99.1 indicates that the e-mail from Ms. Hawker is dated February 27, 2006, and therefore is nearly four years old.  To the extent that you continue to reproduce the correspondence in your disclosure, we may have additional comment.

Response:
The Company has revised the disclosure on pages 8 and 9 to in response to the Staff’s comment.  Please also note that the current version of the Registration Statement does not include Exhibit 99.1 and reference thereto has been removed from the Registration Statement.

Item 5.  Directors and Executive Officers, page 45

Mr. Russell Mancuso
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 23, 2010

6.
We note your response to prior comment 5.  It does not appear that you have provided Disclosure concerning Messrs, Nielsen and Miner and Ms. Clark pursuant to Item 401 if Regulation S-K.  We therefore reissue the comment.

Response:
The Company has revised the disclosure throughout Items 4, 5 and 6 to in response to the Staff’s comment.

*   *   *   *   *

At your request, the Company has today submitted as correspondence on EDGAR a separate written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Please call the undersigned at (801)224-7199, or Kami Howard, CFO of the Company, at the same number, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,
Vaughn R Cook

cc:	Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission

Kami Howard
ZYTO Corp